77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Technology Fund, Inc. held on August 1, 2008, the results were as follows:

Proposal 1.

1: To approve an Agreement and Plan of Reorganization by and among BlackRock Technology Fund, Inc. and BlackRock Funds, on behalf of its portfolio, BlackRock Global Science & Technology Opportunities Portfolio.

With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

10,057,185

408,477

509,062